                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549


                        FORM 10 - SB


GENERAL FORM FOR REGISTRATION OF SEURITIES OF SMALL BUSINESS
                           ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of
                            1934


                        JobSort, Inc.
       (Name of Small Business Issuer in its charter)


Nevada
(State or other jurisdiction of incorporation or organization)

88-0408212
(I.R.S. Employer Identification Number)

5161 Blossom Ave., Las Vegas, Nevada       89122
(Address of principal executive offices)   (zip code)

Issuer's telephone number:    (702) 431-1848


Securities to be registered under section 12(b) of the Act:


Title of Each Class
to be so registered

_______________________________________
_______________________________________

Name on each exchange on which
each class is to be registered

_______________________________________
_______________________________________


Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 25,000,000 shares authorized, 1,355,300 issued and outstanding as of March 31, 1999.

       TABLE OF CONTENTS
Part I                                   3
Item 1. Description of Business          3
Item 2. Management's Discussion and
        Analysis or Plan of
        Operation                        6
Item 3. Description of Property          7
Item 4. Security Ownership of Management
        and Others and Certain           7
        Security Holders
Item 5. Directors, Executives, Officers
        and Significant Employees        8
Item 6. Executive Compensation           10
Item 7. Certain Relationships and Related
        Transactions                     10

Part II                                  11
Item 1. Legal Proceedings                11
Item 2. Market for Common Equity and
        Related Stockholder Matters      11
Item 3. Recent Sales of Unregistered
        Securities                       12
Item 4. Description of Securities        12
Item 5. Indemnification of Directors and
        Officers                         13

Part F/S                                 15
Item 1. Financial Statements             15
Item 2. Changes in and Disagreements With
        Accountants on Accounting and
        Financial Disclosure             15

Part III                                 16
Item 1. Index to Exhibits                16
Item 2. Description of Exhibits          19


Part I

Item 1.	Description of Business

A.	     Business Development and Summary

        JobSort, Inc., hereinafter referred to as the "Company" or "JobSort", was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on October 15, 1998. The articles of the Company authorized the issuance of twenty five million (25,000,000) shares of Common Stock at a par value of $0.001 per share.

        The Company is a developmental stage company with a principal business objective to provide an efficient two-way job matching databank that establishes a new method by which prospective employers and employees might make an optimal employment match. This service will be offered via a Company-owned website, www.jobsort.com, whereby both prospective employers and employees will have access. Initially, the Company will concentrate its efforts on the Las Vegas, Nevada job market.

        For many years, people have assumed that the only way to find top-quality employees was to resort to paying exorbitant employment agency or "headhunter" fees, while still having no guarantee that the new employee would be a good fit. The condition of the Las Vegas job market today is such that the company-employee fit is essential to providing, among other things, the level of customer service that is expected in a primarily tourism-based economy - highly skilled labor and innovative thinkers and people with strong work ethics for the wide range of positions available in Las Vegas.

        Las Vegas, Nevada, having a population of 1,260,000 people in 1998, with a projected five-year growth of 350,000, is the fastest growing city in the nation. Additionally, Las Vegas boasts the nation's second lowest unemployment rate. Quality employees who will stay for any appreciable length of time with any company are becoming increasingly difficult to find. The Company believes that a databank that provides both prospective employers and employees with information and matching them based on similar preferences will ensure that the employment process will work more effectively than traditional employment agencies and headhunters.

B. 	    Business of Issuer

(1)	    Principal Products and Services and Principal Markets

        The main service offered by the Company is an interactive website, www.jobsort.com, where prospective employees and employers can search for prospective employers or employees which meet their specific employment criteria. A variety of categories and sections will be available, such as clerical, administrative, light industrial, hotel/casino, medical, legal, and accounting, among others.
        Prospective employers and employees will be further classified into various levels of employment, such as salaried positions, hourly positions, part-time/flex-time, union or non-union, consultants and independent contractors. Both prospective employers and employees will fill out an extensive form that will include information to properly match employer with employee, then notify the respective parties of the match. The website will also feature resume and company information links known as "hotlinks". Prospective employers will be able to search for resumes by entering certain keywords that will pull up resumes with those keywords included. Prospective employees will be able to search for companies by entering certain keywords that will pull up companies matching their search parameters. Revenues will be generated by the monthly fees charged to prospective employees for their access to the system, as well as by "hotlinks" to other websites such as colleges, resume services, career counselors, printing services, and training programs.

(2)	Distribution Methods of the Products or Services

       	Internet Marketing and Sales

        The Company's goal is to become the standard for Internet-based job matching databases. The Company has entered into a website consulting agreement with Best Website Promotion and Design. Under this agreement, Best Website Promotion and Design will market the Company's web site with the major search engines (e.g. Yahoo, Lycos, etc.) in order to increase traffic across the Company's web site. When finished, potential employers and employees may access the Company's web site by searching under common names on these search engines. Some of the common names will be: Las Vegas Jobs, Job Search, Las Vegas, Employment Services,
        Las Vegas Employment Services, and Las Vegas Job Search. By focusing the majority of its product marketing on web sales, the Company believes that it will be able to sell its products and services to consumers who can simply download them directly over the Internet, thereby eliminating direct sales concerns for those sales opportunities.

(3)	Status of Any Announced New Product or Service

       	The Company is a development stage company, and as such, does not have nay new announced products and services to offer other than those described above.



(4)	Industry Background

        The staffing industry is highly competitive and has low entry barriers for companies wishing to enter the business. The Company faces intense competition from large national, international, regional and local companies and newly established companies. The Company's competitors include companies such as Manpower, Inc., Kelly Services, inc., The Olsten Corporation and AccuStaff, Incorporated, which are national in scope and have substantially greater financial and marketing resources than the Company. However, the Company believes that it will be able to recruit many of its prospective employees and employers via local print advertising in newspapers and magazines as well as through its Internet search engine and key word registration with various search engines and web databases.

(5)	Raw Materials and Suppliers

        The Company is an e-commerce service business, and thus does not use raw materials or have any principal suppliers.

(6)	Customers

        For many years, the Company believes that people have assumed that the only way to find top-quality employees was to resort to paying exorbitant employment agency or "headhunter" fees, while still having no guarantee that the new employee would be a good fit. The condition of the Las Vegas job market today is such that the company-employee fit is essential to providing, among other things, the level of customer service that is expected in a primarily tourism-based economy, highly skilled labor and innovative thinkers and people with strong work ethics for the wide range of positions available in Las Vegas.

        Las Vegas, Nevada, having a population of 1,260,000 people in 1998, with projected five-year growth of 350,000, is the fastest growing city in the nation. Additionally, Las Vegas boasts the nation's second lowest unemployment rate. Quality employees who will stay for any appreciable length of time with any company are becoming increasingly difficult to find. The Company believes that a databank that provides both prospective employers and employees with information and matching them based on similar preferences will ensure that the employment process will work more effectively than traditional employment agencies and headhunters.

	       Having identified a general need for a company such as JobSort in the
        Las Vegas market, the Company will identify the specific ways in which it will be the most advantageous to proceed.  This will include meeting with a variety of corporations and discussing with them the advantages to registering with a job matching database company.  Further research will be conducted to determine the best way to reach prospective employees, via the Internet, colleges, trade schools, and career counselors.  Based on the research and analysis from Phase I, the
        Company will initiate operational planning that will result in the creation of a fully functional interactive website database company that will match prospective employers and employees.



(7)	Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements,
    or Labor Contracts

        The Company believes that its success and ability to compete is dependent in part on the protection of its potential trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop products and services that are similar or superior to those of the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, the Company plans to rely on certain property licensed from third parties, and may be required to license additional products or services in the future, for use in general operations. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results.

       	Policing unauthorized use of the Company's proprietary and other intellectual property rights, in the future, could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's products, processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.


(8)	Regulation

        The Company does not need any government approval for its principal products or services.

(9) Effect of Existing or Probable Government Regulations

        None -- Not Applicable.

(10)	Research and Development Activities

        The Company's business and industry does not rely on research and development activities. The Company has yet to incur any research and development costs from October 15, 1998 (date of inception) through February 12, 1999. In addition, the Company does not expect to incur any research and development expenses during the fiscal and calendar year ending December 31, 1999.

(11)	Impact of Environmental Laws

        The Company is not aware of any federal, state or local environmental laws which would effect its operations.

(12)	Employees

        The Company presently has zero (0) full-time employees and two (2) part-time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.


Item 2. Management's Discussion and Analysis or Plan of Operation

A.     	Management's Plan of Operation

(1)	    In its initial approximately four month operating period ended February
        12, 1999, the Company incurred a net loss of $10,336 for selling, general and administrative expenses related to start-up operations.  It has yet to receive any revenues from operations.  On October 17, 1998, founding shareholders purchased 1,000,000 shares of the Company's authorized treasury stock for cash.  Additionally, on January 20, 1999,
       	the Company completed an offering of three-hundred fifty-five thousand and three-hundred (355,300) shares of the Common Stock of the Company to approximately thirty-seven (37) unaffiliated shareholders.  This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504 of the Act.  As of March 31, 1999,
       	the Company has one million three hundred fifty five thousand three hundred (1,355,300) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately thirty-nine (39)
        shareholders of record.  Management fully anticipates that the proceeds from the sale of all of the Common Shares sold in this offering delineated above will be sufficient to provide the Company's capital
       	needs for the next approximately six (6) months.

       	This is a development stage company. The Company believes that its initial revenues will be primarily dependent upon the Company's ability to cost effectively and efficiently provide an efficient two-way job matching databank that establishes a new method by which prospective employers and employees Might make an optimal employment match. The
        Company designates as its priorities for the first six (6)	months of
        operations as developing and marketing its services and website to establish its business in the staffing industry. Realization of sales of the Company's services during the fiscal year ending December 31, 2000 is vital to its plan of operations. There are no guarantees that the Company will be able to Compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, a Superior competitive service could force the Company out of business.

       	As of February 12, 1999, the Company has yet to generate any revenues. In addition, the Company does not expect to generate any revenues over the next approximately six (6) to twelve (12) months.

(2)    	No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3)	    The Company has yet to incur any research and development costs from
        October 15, 1998 (date of inception) through February 12, 1999. In addition, the Company does not anticipate incurring any research and development expenses through the fiscal and calendar year ending December 31, 1999.

(4)  	  The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5)	    Management does not anticipate any significant changes in the number of employees in the next approximately six (6) months.

B.     	Segment Data

       	As of February 12, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.	Description of Property

A.	     Description of Property

       	The Company's corporate headquarters are located at 5161 Blossom Avenue, Las Vegas, Nevada 89122. The office space is provided by an officer and director of the Company at no cost to the Company. The Company does not have any additional facilities. In addition, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by the Company. Management believes this is currently suitable as the main administrative office and should remain so for the next approximately twelve (12) months.

B.	     Investment Policies

       	Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.



Item 4.	Security Ownership of Management and Certain Security Holders

A.	     Security Ownership of Management and Certain Beneficial Owners

	       The following table sets forth information, as of the date of this Registration Statement, certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock Ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

        Breakdown of Shares
                                                          Amount
Title  Name and Address                                   of shares Percent
of     of Beneficial                                      held by   of
Class	 Owner of Shares		     Position			                  Owner			  Class

Common	Paige Gamble (1)	     President; CEO; Chairman	    500,000		 31.25%


Common	Anna M. Lotter(1)     Secretary; Treasurer;        500,000		 31.25%
                             Director

Common	All Executive              			                     1,000,000	62.50%
       Officers and
       Directors as a Group
       (2 Persons)


(1)  c/o JobSort, Inc., 5161 Blossom Avenue, Las Vegas, Nevada 89122.

B.     	Persons Sharing Ownership of Control of Shares

        No person other than Paige Gamble and Anna M. Lotter owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.     	Non-voting Securities and Principal Holders Thereof

        The Company has not issued any non-voting securities.

D.     	Options, Warrants and Rights

        There are no options, warrants or rights to purchase securities of the Company.

E.     	Parents of the Issuer

        Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.	Directors, Executive Officers and Significant Employees

A.     	Directors, Executive Officers and Significant Employees

        The names, ages and positions of the Company's directors and executive officers are as follows:


        NAMES AND AGES OF OFFICERS

                Name            Age     Position
                Paige Gamble    28      President, CEO and Chairman
                Anna M. Lotter  30      Secretary, Treasurer and Director

B.	     Work Experience

        Paige Gamble, President, CEO and Chairman - Ms. Gamble brings extensive business and marketing experience to the development of JobSort. Her expertise lies in both the domestic and international arenas of corporate marketing, product and service development, strategic planning and government contracting. Ms. Gamble, Director of Marketing, is responsible for global marketing at CashCode Company Inc. - a Toronto based manufacturer of bill validators. She oversees product marketing, advertising, market research, market development, and public relations. She plays a key role in developing the company's brand image and awareness.

        Prior to joining CashCode in 1996, she was employed as the Marketing Manager at JCM Inc., one of the premier validator manufacturers in the world. At JCM, some of her clients/contacts included IGT, Bally, Powerhouse, Williams Gaming, Sigma and Brinks. Many of these companies are based in Nevada, or have a substantial presence in the state. Management of the Company believes that the contacts with these companies will be quite beneficial for JobSort. Previously, Ms. Gamble was in executive sales at Goodwill Temporary Services, one of the leading temporary and permanent job placement firms. She created a niche market for employment of individuals with disabilities - matching private, public and state agencies with qualified candidates.

       	Ms. Gamble completed her Bachelor of Arts degree in 1991 at Oregon State University, specializing in Industrial Business Communications in the school of Journalism. A Nevada resident for the past four years, she is knowledgeable of the economic growth that Nevada has experienced. Management of the Company believes that her experience with job placement has provided her direct insight into market needs and requirements of individuals and companies seeking an innovative alternative to current hiring practices.

       	Anna M. Lotter, Secretary, Treasurer and Director - Ms. Lotter received her B.A. from the University of Minnesota. She has over twelve years in sales and marketing experience in various areas of the hospitality industry. During her tenure in Las Vegas, Ms. Lotter worked as the Nevada Account Executive for one of the top gaming trade publications, Casino Executive. After building the Nevada account base, she moved on to work with a top supplier of In-Room Coffee to the Hotel Industry, Mr. Coffee Concepts. She has worked to build the Las Vegas market over the past year. Management of the Company believes that Ms. Lotter's experience gives her a clear understanding of the special needs of a city whose main revenue is derived from the hospitality industry. In addition, management believes that her involvement in customer service training, marketing and sales to the Gaming Industry has given her critical insight into the necessity of a good fit for both employer and employee. Additionally, the Company believes that Ms. Lotter's extensive networking in the Las Vegas market over the past three years will prove to be one of the key elements in the development and success of JobSort.



C.     	Family Relationships

        None - Not Applicable.

D.     	Involvement on Certain Material Legal Proceedings During the Last Five
        Years

        (1) No director, officer, consultant or significant employee has been convicted in a criminal proceeding, exclusive of traffic violations.

        (2) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

        (3) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.	Executive Compensation

        Remuneration of Directors and Executive Officers

       	The Company does not currently have employment agreements with its executive officers but expects to sign employment agreements with each in the next approximately six (6) months. All executive officers of the Company prior to February 12, 1999, did not draw a salary from the Company. Over the next six (6) months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have a stock option plan.

(1)
        COMPENSATION

        Name of Individual      Capacities in Which                 Annual
        or Identity of Group    Remuneration was Recorded           Compensation

        Paige Gamble            President, Chief Executive Officer  $12,000
   	 			and Chairman

        Anna M. Lotter          Secretary/Treasurer and  Director   $12,000

(2)	    Compensation of Directors

        There were no arrangements pursuant to which any director of the Company was compensated for the period from October 15, 1998 to February 12, 1999, for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers who will be drawing a salary for the management of the Company.

Item 7.	Certain Relationships and Related Transactions

        Because of the development stage nature of the Company and its relatively recent inception, October 15, 1998, the Company has no other relationships or transactions.


Part II

Item 1.	Legal Proceedings

        The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2.	Market for Common Equity and Related Stockholder Matters

A.	     Market Information

(1)     The Common Stock of the Company is currently not traded on the OTC
        Bulletin Board, the NQB's "Pink Sheets" or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.     	Holders

        As of March 31, 1999, the Company had 39 stockholders of record.

C.     	Dividend Policy

        The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future.
        The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.      Reports to Shareholders

       	The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.


E.     	Transfer Agent and Registrar

       	The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite
        D, Las Vegas, Nevada 89120, (702)-361-3033.



Item 3.	Recent Sale of Unregistered Securities

        On January 20, 1999, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 335,300 shares of the Common Stock of the Company to 36 unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about March 8, 1999. As of March 10, 1999, the Company has 1,355,300 shares of common stock issued and outstanding held by 38 shareholders of record.

Item 4.	Description of Securities

A.	     Common Stock

(1)	    Description of Rights and Liabilities of Common Stockholders

i.     	Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the
        Company may from time to time determine.

ii.    	Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors.  All voting is noncumulative, which means that the holder of fifty percent
        (50%) of the shares voting for the election of the directors can elect all the directors.  The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii.  	 Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv.    	Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v.     	Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi.    	Redemption rights - no redemption rights exist for shares of common stock.

vii.    Sinking Fund Provisions - No sinking fund provisions exist.

viii.  	Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer.  The Company has not issued stock options as of the date of this Registration Statement.

(2)	    Potential Liabilities of Common Stockholders to State and Local
        Authorities


        No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.



B.     	Debt Securities

        The Company is not registering any debt securities, nor are any outstanding.

C.	     Other Securities To Be Registered

        The Company is not registering any security other than its common stock.

Item 5.	Indemnification of Directors and Officers

        The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partners hip, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties;
        provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

        The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.
        However, the Company has yet to purchase any such insurance and has no plans to do so.

        The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.


       	The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

       	Insofar as indemnification for liabilities arising under the Securities
        Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities
        (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


Part F/S

Item 1.		Financial Statements

The following documents are filed as part of this report:

        F/S TABLE OF CONTENTS

 a)JobSort, Inc.			   						   Page

	Report of
 Barry L. Friedman, CPA........F-1

	Balance Sheet as of
 February 12, 1999.............F-2

	Statement of Operations
 for the period from
 October 15, 1998 through
	February 12, 1999.............F-3

	Statement of Stockholder's
 Equity for the period from
 October 15, 1998
	through February 12, 1999.....F-4

	Statement of Cash Flows
 for the period from
 October 15, 1998 through
 February 12, 1999.............F-5

Notes to Financial Statements..F-6


 b)Interim Financial Statements are not provided at this time as they are not applicable at this time

 c)Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time

 d)Pro-forma Financial Information is not provided at this time as it is not applicable at this time

                         JOBSORT, INC.

                     A Nevada Corporation

                     Information Statement
                      UNDER RULE 15c2-11
            OF THE SECURITIES EXCHANGE ACT OF 1934

The date of this Information Statement is March 22, 1999

Exhibit "K"

Audited Financial Statements dated February 12, 1999

TABLE OF CONTENTS
        TABLE OF CONTENTS

                                                           PAGE

INDEPENDENT AUDITORS' REPORT                               1

BALANCE SHEET                                              2

STATEMENT OF OPERATIONS                                    3

STATEMENT OF STOCKHOLDERS' EQUITY                          4

STATEMENT OF CASH FLOWS                                    5

NOTES TO FINANCIAL STATEMENTS                              6-7


BARRY L. FRIEDMAN, P.C.
Certified Public Accountant
1582 TULITA DRIVE
LAS VEGAS, NEVADA 89123
OFFICE  (702) 361-8414
FAX NO. (702) 896-0278


INDEPENDENT AUDITORS' REPORT

Board Of Directors
JobSort, Inc.
Las Vegas, Nevada

March 5, 1999

     I have audited the Balance Sheet of JobSort, Inc., (A Development Stage Company), as of February 12, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period October 15, 1998, (inception) to February 12, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial
statements.  An  audit  also  includes  assessing   the
accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JobSort, Inc., (A Development Stage Company), as of February 12, 1999, and the results of its operations and cash flows for the period October 15, 1998, (inception) to February 15, 1999, in conformity with generally accepted ac counting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as A going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/Barry L. Friedman
Certified Public Accountant

JOBSORT, INC.
(A Development Stage Company)
February 12, 1999

BALANCE SHEET

       BALANCE SHEET
         ASSETS

CURRENT ASSETS:
Cash                       $9,210


TOTAL CURRENT ASSETS       $9,210

OTHER ASSETS:
Organization Costs(Net)    $  219

TOTAL OTHER ASSETS         $  219

TOTAL ASSETS               $9,429


LIABILITIES AND STOCKHOLDERS' EQUITY

       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:Officers Advances(Note #6)   $      0

TOTAL CURRENT LIABILITIES                        $      0

STOCKHOLDERS' EQUITY:

Common stock, $.001 par value,
authorized 50,000,000 shares;
issued and outstanding at
February 12, 1999-1,355,300 shares               $  1,355

Additional paid-in capital                       $ 18,410

Deficit accumulated during                       -$10,336
development stage

TOTAL STOCKHOLDER'S EQUITY                       $  9,429

TOTAL LIABILITIES AND                            $  9,429
STOCKHOLDERS' EQUITY


See accompanying notes to financial statements & audit report

JOBSORT, INC.
(A Development Stage Company)
October 15, 1998, (Inception) to February 12, 1999

STATEMENT OF OPERATIONS

       STATEMENT OF OPERATIONS

INCOME:                                          $      0
Revenue

EXPENSES:                                        $    800
  Accounting                                           16
  Amortization                                         30
  Bank Charges                                        550
  Consulting Fees                                   8,000
  Corporate Services                                  130
  Filing Fees                                          95
  Miscellaneous                                        20
  Office Expense                                       50
  Transfer Fees                                       645

TOTAL EXPENSES                                   $ 10,336

NET LOSS                                         $-10,336

Weighted average number of                       1,078,231
common shares outstanding

Net LOSS
Per Share                                        $- .0096


See accompanying notes to financial statements & audit report

JOBSORT, INC.
(A Development Stage Company)
February 12, 11999

STATEMENT OF STOCKHOLDERS' EQUITY
       STATEMENT OF STOCKHOLDERS' EQUITY

                             Shares    Amount    Additional Deficit
                                                 paid-in    accumulated
                                                 capital    during
                                                            development
                                                            stage

October 17, 1998
issued for cash              1,000,000 $ 1,000   $ 1,000    $0

January 20, 1999
public offering
for cash                     195,300      +195    +9,570
for corporate
services                     160,000      +160    +7,840

Net loss,
October 15, 1998
(inception) to
February 12, 1999


Balance,                     ---------  ------   -------    --------
February 12, 1999            1,355,300  $1,355   $18,410    $-10,336


See accompanying notes to financial statements & audit report

JOBSORT, INC.
(A Development Stage Company)
October 15, 1999 (Inception) to February 12, 1999

STATEMENT OF CASH FLOWS
       STATEMENT OF CASH FLOWS

Cash Flows from
Operating Activities:
  Net loss                         $ -10,336
  Amortization                       +    16
  Issue common stock for
  Corporate Services                 + 8,000

Changes in assets and
liabilities:
  Organization Costs                 -   235

Cash Flows from
Investing Activities:                      0

Cash Flows from
Financing Activities:
  Sale of Common Stock               +11,765

Net increase in cash                 + 9,210

Cash,
Beginning of period                        0


Cash,                              $   9,210
End of period




See accompanying notes to financial statements & audit report

                              -5-


JOBSORT, INC.
(A Developmental Stage Company)


NOTES TO FINANCIAL STATEMENTS
February 12, 1999

NOTE 1 - HISTORY AND ORGANIZATION 0F THE COMPANY

     The  Company  was organized October 15, 1998,  under  the
laws of the State of Nevada, as JobSort, Inc. The Company  has
yet to generate any revenues and in accordance with Statement
of Financial Accounting Standards No. 7 (SFAS #7),   the Com-
pany is considered a developmental stage company.

     On October 17, 1998, the company issued t,000,000 shares of its $0.001 par value common stock for cash of $ 2,000.00 to its directors.

     On January 20, 1999, the Company completed a public of-fering that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 195,300 shares of common stock at a price of $0.05 per share for a total amount raised of $
9,765.00. In addition, the Company issued 160,000 shares of common stock for corporate services to the Company valued at $0.05 per share or $ 8,000.00.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. The cost of organization, $ 455.00, is being amortized over a period of 60 months (October 15 through October 14, 2003) .

3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the
generally accepted accounting principles applicable to a going concern,  which  contemplates the realization  of  assets  and liquidation  of liabilities in the normal course of  business.
However,   the  Company  has  yet  to  generate  any  revenue.
Additionally,  the Company does not have significant  cash  or other  material assets, nor does it an established  source  of revenue  sufficient to cover its operating costs and to  allow it to continue as a going concern indefinitely.
                              -6-


JOBSORT, INC.
(A Developmental Stage Company)

NOTES TO FINANCIAL STATEMENTS CONTINUED
February 12, 1999

NOTE 3 - GOING CONCERN CONTINUED

     It is  the  intent of the Company to seek to raise additional capital via a private placement offering  pursuant  to
Regulation  "D", Rule 505/506, once the Company is trading  on the  "Pink Sheets" or the OTC-BB. Without realization of
additional  capital, it would be unlikely for the Company  to
continue as   a   going   concern.   Until   that   time,   the
stockholders/officers and/or directors have committed to advancing the operating costs of the Company interest free.

NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. A director provides office services without charge.
Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests.
The Company has not formulated a policy for the resolution of such conflicts.


NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - OFFICERS ADVANCES

     While the Company plans to seek additional capital eventually through a private offering, until that time, the stockholders/officers and/or directors have committed to advancing the operating costs of the Company interest free.
As of February 12, 1999, the amount advanced is zero.


                              -7-


Item 2.	Changes In and Disagreements With Accountants on Accounting and
        Financial Disclosure

        None -- Not Applicable.


Part III

Item 1.	Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit
Number    Name and/or Identification of Exhibit

1.       	Underwriting Agreement

         	Not applicable

2.       	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
          Succession

         	Not applicable

3.       	Articles of Incorporation & By-Laws

          (a) Articles of Incorporation of the Company filed
          October 15, 1998
          (b) By-Laws of the Company adopted October 17, 1998

4.      	 Instruments Defining the Rights of Security Holders

         	No instruments other than those included in Exhibit 3

5.      	 Opinion on Legality

         	Not applicable

6.      	 No Exhibit Required

          Not applicable

7.      	 Opinion on Liquidation Preference

          Not applicable

8.      	 Opinion on Tax Matters

         	Not applicable

9.      	 Voting Trust Agreement and Amendments

         	Not applicable

10.    	  Material Contracts

         	Not applicable


Exhibit
Number    Name and/or Identification of Exhibit

11.       Statement Re Computation of Per Share Earnings

          Not applicable - Computation of per share earnings can be clearly
          determined	from the Statement of Operations in the Company's financial
          statements

12.		     No Exhibit Required

       			Not applicable

13.     		Annual or Quarterly Reports - Form 10-Q

       			Not applicable

14.     		Material Foreign Patents

       			Not applicable

15.     		Letter on Unaudited Interim Financial Information

       			Not applicable

16.     		Letter on Change in Certifying Accountant

       			Not applicable

17.     		Letter on Director Resignation

       			Not applicable

18.     		Letter on Change in Accounting Principles

       			Not applicable

19.       Reports Furnished to Security Holders

          Not applicable

20.     		Other Documents or Statements to Security Holders

       			None - Not applicable

21.     		Subsidiaries of Small Business Issuer

       			None - Not applicable


Exhibit
Number    Name and/or Identification of Exhibit

22.     		Published Report Regarding Matters Submitted to Vote of Security
          Holders

       			Not applicable

23.     		Consent of Experts and Counsel

       			Consents of independent public accountants

24.     		Power of Attorney

       			Not applicable

25.     		Statement of Eligibility of Trustee

       			Not applicable

26.     		Invitations for Competitive Bids

       			Not applicable

27.     		Financial Data Schedule

       			Financial Data Schedule of JobSort, Inc., ending February 12, 1999

28.	     	Information from Reports Furnished to State Insurance Regulatory
          Authorities

       			Not applicable

29.     		Additional Exhibits

       			Not applicable


Item 2.		Description of Exhibits

Exhibit
Number   Name and/or Identification of Exhibit

1.		     Underwriting Agreement

      			Not applicable

2.     		Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
         Succession

      			Not applicable

3.     		Articles of Incorporation & By-Laws

         (c) Articles of Incorporation of the Company filed October 15, 1998
         (d) By-Laws of the Company adopted October 17, 1998

4.     		Instruments Defining the Rights of Security Holders

        	No instruments other than those included in Exhibit 3

5.     		Opinion on Legality

      			Not applicable

6.     		No Exhibit Required

      			Not applicable

7.     		Opinion on Liquidation Preference

      			Not applicable

8.     		Opinion on Tax Matters

      			Not applicable

9.     		Voting Trust Agreement and Amendments

      			Not applicable

10.    		Material Contracts

      			Not applicable



Exhibit
Number   Name and/or Identification of Exhibit

11.   		 Statement Re Computation of Per Share Earnings

        	Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.      No Exhibit Required

      			Not applicable

13.    		Annual or Quarterly Reports - Form 10-Q

      			Not applicable

14.    		Material Foreign Patents

      			Not applicable

15.    		Letter on Unaudited Interim Financial Information

      			Not applicable

16.    		Letter on Change in Certifying Accountant

      			Not applicable

17.    		Letter on Director Resignation

      			Not applicable

18.    		Letter on Change in Accounting Principles

      			Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.    		Other Documents or Statements to Security Holders

      			None - Not applicable

21.    		Subsidiaries of Small Business Issuer

      			None - Not applicable


Exhibit
Number   Name and/or Identification of Exhibit

22.	     Published Report Regarding Matters Submitted to Vote of Security
         Holders

      			Not applicable

23.     	Consent of Experts and Counsel

      			Consents of independent public accountants

24.     	Power of Attorney

      			Not applicable

25.     	Statement of Eligibility of Trustee

      			Not applicable

26.     	Invitations for Competitive Bids

      			Not applicable

27.     	Financial Data Schedule

      			Financial Data Schedule of JobSort, Inc., ending February 12, 1999

28.     	Information from Reports Furnished to State Insurance Regulatory
         Authorities

      			Not applicable

29.     	Additional Exhibits

      			Not applicable


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

_____________________________ JobSort, Inc. ______________________________

(Registrant)

Date:	June 14, 1999      _________________


By:     /s/ Paige Gamble _________________

Paige Gamble, Chairman of the Board, President and Chief Executive Officer


By:     /s/ Anna M. Lotter _______________

Anna M. Lotter, Director, Secretary, Treasurer

